UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Special GENERAL MEETING RESULTS

MeaTech 3D Ltd. (the “Company”) is furnishing herewith the following results of its Special General Meeting of Shareholders (the “Meeting”) which was held on March 15, 2022:

•
In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of the Company’s Board of Directors, as described in the proxy statement provided to shareholders.

•
In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted to approve the compensation payable to Mr. Arik Kaufman, the Company’s Chief Executive Officer, as described in the proxy statement provided to shareholders.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-255419).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: March 15, 2022